DLA Piper UK LLP Beijing Representative Office
20th Floor, South Tower, Beijing Kerry Center
1 Guanghua Road, Chaoyang District
Beijing 100020, China
T +86 10 8520 0600
F +86 10 8520 0700

www.dlapiper.com

June 26, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Amendment No. 4 to Registration Statement on Form S-1

File No. 333-278416

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 25, 2024 on the Company’s registration statement on Form S-1 (File No. 333-278416) (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 4 to its Registration Statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Exhibit 23.1, page 1

1. Please obtain and file an updated consent from your auditor.

In response to the Staff’s comment, the Company has updated the Exhibit 23.1 of the Revised Registration Statement accordingly.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:

Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP